

December 18, 2014

<u>Via Email</u>
Ng Kwok Yin
Chief Financial Officer
China Ming Yang Wind Power Group Limited
Jianye Road, Mingyang Industry Park
National Hi-Tech Industrial Development Zone
Zhongshan, Guangdong 528437
People's Republic of China

> **Re: China Ming Yang Wind Power Group Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 001-34866**

Dear Mr. Ng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2013</u>

<u>Item 5. Operating and Financial Review and Prospects, page 65</u>

<u>Liquidity and Capital Resources, page 82</u>

1.   In light of the increase in the average turnover days of your trade receivables between 2011 and 2013, please describe to us in detail how your actual collections experience compares to the general payment terms set forth in the first paragraph of page 83.

Item 18. Consolidated Financial Statements, page F-1

Note 17. Trade and Other Receivables, page F-68

2.   We note that the average turnover days of your trade receivables increased to more than 500 days in 2012 and 2013. In your letter to us dated September 28, 2012, you previously indicated that the increase in trade receivables turnover from 137 days in 2010 to 242 days in 2011 did not impact your conclusion regarding the timing of revenue recognition because of the factors cited in your letter. However, as it appears that trade receivables turnover has further deteriorated from 2011, please tell us how the continued extended payment periods are not indicative of a significant uncertainty that should be considered in the timing of revenue recognition under IAS 18. Further, you disclose that the increase in receivables days outstanding in part arises from changes in PRC government policy that has affected the ability of some of your customers to obtain expected funding from financial institutions. Also, tell us how that condition does not give rise a significant uncertainty that should be considered in the timing of revenue recognition under IAS 18.

3.   Tell us what you consider to be your normal operating cycle for purposes of assessing balance sheet classification of trade receivables as current or non-current. Refer to IAS 1.66.

4.   We refer to the trade receivables aging on page F-70. Tell us how much of the past due receivables as of December 31, 2013 have been collected as of the current date. Explain to us why any significant past due balances that continue uncollected are recoverable.

5.   As a related matter, tell us whether the payment terms for any significant accounts included in reported trade receivables of RMB 3.5 billion as of December 31, 2013 were restructured to extend the original payment terms. If so, please explain the facts and circumstances and how the related amounts are reported in the table on page F-70.

Note 35. Subsequent Events, page F-111

6.   You disclose that as a result of a "waiver" letter issued by one of your subsidiaries, you have concluded that you no longer control Global Wind Power Limited (GWPL) and that as of January 1, 2014 you are no longer required to consolidate that entity. Please help us better understand why you believe you no longer control GWPL as that notion is set forth in IFRS 10. In that regard, please respond to the following:

    •   Please fully describe to us the full substance of the "waiver" letter referred to in your disclosure.

- Explain to us why you believe the "waiver" letter constitutes a legally binding loss of the rights on which you previously based your determination to consolidate GWPL.
- Describe to us your involvement with GWPL after issuance of the "waiver" letter, including a full description of your rights and obligations with respect to that entity.
- Tell us whether you have entered into any legally binding agreements with the other shareholders of GWPL to relinquish control of that entity. In that regard, we see disclosure in your Form 20-F for December 31, 2012 stating that your prior conclusion that you controlled GWPL was based on the terms of a shareholder agreement.
- Fully explain to us how you applied the guidance from IFRS 10 in concluding that deconsolidation is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd at (202) 551-3605 if you have any questions regarding our comments. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief